VIA EDGAR

December 8, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seattle Genetics, Inc. (File No. 0-32405)

Form 10-K for the Fiscal Year Ended December 31, 2010 filed February 28, 2011 and Form 10-Q for the Quarterly Period ended September 30, 2011 filed November 4, 2011

Dear Mr. Rosenberg:

On behalf of Seattle Genetics, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 2, 2011 (the “Comment Letter”).

On December 6, 2011, I informed Ms. Sasha Parikh, Staff Accountant, the status of the Company’s efforts to respond to the Comment Letter within the 10 business days set forth in the Comment Letter, and informed Ms. Parikh that the Company currently expects to file its response to the Comment Letter no later than December 23, 2011. Pursuant to Ms. Parikh’s request, this letter is being transmitted to confirm to the Staff that the Company currently expects to file its response to the Comment Letter by no later than December 23, 2011.

Please do not hesitate to contact me at 425-527-4000 if you have any questions regarding this matter.

Sincerely,

/s/ KIRK D. SCHUMACHER
Kirk D. Schumacher
Vice President and General Counsel